

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

<u>Via Facsimile</u>
Mr. Michael Piraino
Senior Vice President and Chief Financial Officer
Accelrys, Inc.
10188 Telesis Court
Suite 100
San Diego, California 92121

     Re: Accelrys, Inc.
              Form 10-K for the Fiscal Year Ended March 31, 2010
              Filed May 28, 2010
              File No. 0-27188

Dear Mr. Piraino:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                      Sincerely,

                      /s/ Kathleen Collins

                      Kathleen Collins
                      Accounting Branch Chief